Exhibit 4.109

Rights and Obligations Assumption Letter

This entity, Jiangmen Jianghai Bright Scholar Kindergarten Co., Ltd., is the subsidiary established by Foshan Meiliang Education Technology Co., Ltd. (“Investor”) and registered in Jiangmen City at Jianghai District Administration for Market Regulation on August 11, 2023. The Investor holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, BGY Education Investment Management Co., Ltd., Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017 and the supplemental agreement entered into on August 13, 2021, this entity shall join the Agreement according to Article 10.3 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Jiangmen Jianghai Bright Scholar Kindergarten Co., Ltd. (Seal) Seal of Jiangmen Jianghai Bright Scholar Kindergarten Co., Ltd. Affixed

Date:	August 11, 2023